Cyruli Shanks & Zizmor, LLP
Attorneys-at-Law
420 Lexington Avenue
Suite 2020
New York, NY 10170
(212) 661-6800
Fax (212) 661-5350

September 12, 2006

Joshua Ravitz, Esq.
U. S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Northeast Auto Acceptance Corp. (the "Company")
Registration Statement on Form 10
File No. 000-51997

Dear Mr. Ravitz:

1. The registration statement has been revised in accordance with the comment, please see the Cover Page.

2. The Company’s web site is now under construction. A reference to that has been placed on page 2.

3. The nature of the business of Catadyne Corp. has been added. Please see page 2.

4. The Company’s revenue and net loss has been added to the description of the Company’s business. Please see pages 3 and 6.

5. The Company’s business does not vary on a seasonal basis except for a variation in the types of vehicles the Company purchases and sells. Please see a discussion thereof on page 4.

6. A correction to the description of the Company’s business has been made to reflect that all of the Company’s vehicles are purchased in the United States Northeast. Please see page 4.

7. The Company has been engaged in this business model for 12 years. Please see page 2.

8. The basis of the statement regarding the increase in the purchase of used cars by dealers at auction is based upon management’s experience, the increase in the size of auctions over the last several years and the fact that wholesale auctions are now better promoted and attended by more car dealers.

9. The basis of the statement regarding the larger supply of used vehicles in the Northeast is Northeast’s larger population which results in a greater number of cars being bought, sold and leased in the Northeast. Please see page 4.

10. The average cost to ship a vehicle is $937 per car. Please see page 5.

11. The representative snapshot of the Company’s vehicle inventory would not change substantially on a seasonal basis.

12. The Company’s most important institutional sellers are the captive finance arms of automobile manufactures. This has been added to the discussion of the Company’s business on page 4.

13. The Company’s examination, selection and bidding procedure and its procedures for repairs has been added. Please see page 5.

14. The nature of the Company’s relationships with third party shippers has been added. Please see page 5.

15. The Company’s revenues and profit (or loss) has been added to the chart. Please see page 6.

16. The number of vehicles sold at auction in the most recent practicable year has been added on page 3.

17. The reference to revenue has been changed to “profit”.

18. It is respectfully submitted that the present language discloses that the Company will attempt to lower transportation costs through higher volume commitments. Such volume commitments have only now become possible due to the increasing volume of sales by the Company and were not previously available to the Company.

19. Net revenue has been added to the table.

20. The phrase has been deleted.

21. The existing relationships mentioned are not pursuant to written contracts.

22. The captions on the risk factors have been revised.

23. It is respectfully submitted that, notwithstanding that the Company has a concentration of sales from Manheim Auctions, Inc., that it does not represent a risk to the Company, since there are many comparable auctions at which the Company can purchase equivalent vehicles.

24. Risk factors regarding the one person Board has been added. The first risk factor has been revised to highlight the effect of increased gasoline costs. It is respectfully submitted that the Company does not believe that a risk exists regarding independent contractors being classified as employees since the contractors are established transportation companies that provide services to many other customers.

25. The details of the Manheim Automotive Financial Services, Inc. line of credit have been added to page 5 and the agreement has been filed as an Exhibit.

26. The brackets have been removed.

27. The specified risk factors have been removed.

28. A cross reference to the financials has been added. Please see page 11.

29. The selected financial date has been updated to include applicable financial data for the six months ended June 30, 2006 and 2005.

30. An executive level overview of the Company has been added. Please see page 12.

31. A critical accounting estimates section has been added. Please see page 13.

32. A discussion of the Company’s qualitative and quantitative risks has been added. Please see page 21.

33. Please note that the Results of Operations now reflects the six-month period ended June 30, 2006 and therefore, the comment regarding the three-month cost of revenue has become moot. Also note that disclosure regarding the increase in cost of revenue for 2005 has been added. Please see page 14.

34. Please note that the Results of Operations now reflects the six-month period ended June 30, 2006 and therefore, the comment regarding the three-month expenses has become moot. Also note that disclosure regarding the increase in expenses has been added. Please see page 15.

35. A discussion of the changes in results in operations between December 31, 2004 and December 31, 2004 has been added.

36. The requested disclosure has been added, please see page 21.

37. The requested revisions to the Liquidity and Capital Resources Section has been added, please see pages 20 and 21.

38. The requested deletions have been made.

39. The beneficial ownership table now reflects ownership as of June 30, 2006.

40. The requested disclosure has been added, please see page 23.

41. The requested disclosure has been added, please see page 23.

42. The requested disclosure has been added, please see page 23.

43. The requested disclosure has been added, please see page 25.

44. The requested disclosure has been added, please see footnote to table on page 25.

45. A clarification has been added, please see page 25.

46. The requested disclosure has been added, please see page 26.

47. The equity transactions have been reconciled, please see page 27 and the financial statements.

48. The requested revisions have been made, please see page 27.

49. The requested disclosure has been added, please see page 27.

50. The requested revision has been made, please see page 28.

51. The requested revision has been made, please see page 28.

52. The requested deletion has been made.

53.  On June 2, 2006, it came to our auditors attention that additional expenses should have been accrued for the year ended December 31, 2005 and the consolidated financial statements were adjusted. Note 15 was added to the financial statements to give the reader of the financial statements a better understanding of what the accrued expenses consisted of.

54. Please see revised financial statements to comply with Rule 3-12 of Regulation S-X.

55.  Please see revised financial statements. The opening equity balances were determined from the outstanding balances for Northeast Auto Acceptance Corp (“NAAC”) at 2001. The adjustment for the 20004 reverse acquisition was determined by liabilities exceeding the assets of Catadyne at March 2004. At the time of the acquisition, the treasury stock was determined by the net assets of NAAC and was contributed by the stockholders of NAAC back to Catadyne. Since Catadyne’s Common Stock is a no par value stock there is no adjustment to common stock in excess of par value.

56.  The total common stock issued for consulting fees was $303,800 and $48,970 paid in cash. Of the $352,770 consulting fees, $141,006 was prepaid for 2006 and $211,764 was charged to expense in 2005.

57.  This was a mistake and was corrected in the financial statements for the period ended June30, 2006.

58.  The Notes to Financial Statements have been updated to included the stock interest of William Solko and correct the disclosures.

59.  The Notes to Financial Statements have been updated to include the unaudited selected quarterly financial data specified in Item 302 of Regulation S-K.

60.  The Notes to Financial Statements have been updated to include disclosure of the fair value of financial instruments.

61.  Net Sales was a misstatement and should have been “Sales”. Since the Company does not have sales returns, there are no sales returns allowances.

62.  The recognition of revenue only takes place either when the buyer receives the title from the Company or when the buyer takes physical possession of the automobile. Until one or the other happens, the Company owns the vehicle and no revenue is recognized The appropriate disclosure has been added to the Notes.

63.  Please note that SFAS No. 151, 154 and 123(R) will not have an impact on the Company’s consolidated results of operations, financial position, or cash flows.

64.  The Company does not have a provision for doubtful accounts since pursuant to the procedures used by the auctions houses, title to vehicles is not passed until full payment, in good funds are received by the Company. The Company does not sell vehicles directly to the public. There is no management judgment involved.

65.  Inventory is FIFO because each vehicle is a separate contract. The only time management uses judgment is when the vehicle is held by management for other than immediate sale. The Notes to Financial Statements now include the FIFO disclosure.

66.  There are no restrictive covenants in the current credit facility because it provides that we pay for the vehicle within ten day after we sell the vehicle. Note 6 now includes this disclosure.

67.  he $150,000 Convertible Note Dated September 15, 2004 and the $250,000 Convertible Note Dated December 15, 2005 were issued to Mr. Neil Tepper, the internal accountant to the Company under a verbal loan agreement with the Company. Each Note is convertible at $0.25 per share whenever the holders exercise his right to convert. On September 15, 2004, the Company was issuing Common Stock at $0.05 to consultants and the market price was at the same price. On December 15, 2005 the market price of the Company’s Common stock was about $0.06 per share. The Company determined that the notes did not have the existence of a beneficial conversion feature at the time of issuance.

68.  Note 7 has been revised to disclose the significant term of the acquisition transaction and the accounting treatment that was used for the acquisition.

69 and 70. During fiscal years 2005 and 2004 the Company had several non-cash stock transactions in which shares were issued to various parties in exchange for payments of:

(1) consulting services - during April through December 2004 the Company issued 5,505,000 shares of 504 common stock valued at $0.05 per share; during January 2005 the Company issued 2,200,000 shares of 504 common stock valued a $0.05 per share; during May, 2005 the Company issued 228,000 shares of common stock valued at the average market price of $0.85 per share, the value was at the date of the contracts.

(2) short term loan- as agreed with the former officer of the Company, the holder of the note agreed to accept 25,000 shares of 144 stock valued at $0.48 per share when the market value was at $0.03 per share.

(3) convertible note - as agreed with the former officer of the Company, the holder of the convertible note agreed to accept 125,000 shares of 144 stock valued at $0.64 per share when the market value was at $0.03 per share and below the original conversion price.

(4) back salary - as agreed with the former officer of the Company, the person who was owed $60,000 in back salary accept 150,000 shares of 144 stock valued at $0.40 per share when the market value was at $0.03 per share.

The Company did not recognized a profit on the agreed exchanges since the Common Stock is a non par value.

71. In early December 2004, and investor wanted to invest a $1,000,000 into the. As such time, due to an issue regarding a prior overissuance of the Company’s Common Stock authorized, the Company gave the investor a 5% convertible note in February 2005 until the Company could increase the number of shares of Common Stock is was authorized to issue. In March 2005, the Company converted the note into Common Stock.

72. Note 11 has been revised to include that the carry forward expires in 2024 and 2025.

73. Note 14 has been revised to include June 30, 2006 and how management assesses the realizability of the inventory at the end of each reporting period. It also was revised to note that no significant write-downs have occurred over the past several years.

Sincerely,

/s/ Paul Goodman
Paul Goodman